UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                 SCHEDULE 13D/A


                    Under the Securities Exchange Act of 1934
                               (Amendment No. 1)*


                              DGSE COMPANIES, INC.
                                (Name of Issuer)


                                  Common Stock
                         (Title of Class of Securities)


                                   235-077104
                                 (CUSIP Number)


                               J. Michael Paulson
                               2250 East Tropicana
                                     #19-121
                               Las Vegas, NV 89119
                            Telephone: (702) 429-0699
           (Name, Address and Telephone Number of Person Authorized to
                       Receive Notices and Communications)

                                   May 1, 2006
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss.240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. |_|

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss.240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 235-077104


________________________________________________________________________________
1    NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)


     John Michael Paulson
________________________________________________________________________________
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  [_]
                                                                 (b)  [X]

________________________________________________________________________________
3    SEC USE ONLY



________________________________________________________________________________
4    SOURCE OF FUNDS*


     OO
________________________________________________________________________________
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   [_]



________________________________________________________________________________
6    CITIZENSHIP OR PLACE OF ORGANIZATION


     United States
________________________________________________________________________________
               7    SOLE VOTING POWER

  NUMBER OF
                    200,000
   SHARES      _________________________________________________________________
               8    SHARED VOTING POWER
BENEFICIALLY

  OWNED BY          -0-
               _________________________________________________________________
    EACH       9    SOLE DISPOSITIVE POWER

  REPORTING
                    200,000
   PERSON      _________________________________________________________________
               10   SHARED DISPOSITIVE POWER
    WITH

                    -0-
________________________________________________________________________________
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON


     200,000
________________________________________________________________________________
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                                                                      [_]

________________________________________________________________________________
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)


     4.1%
________________________________________________________________________________
14   TYPE OF REPORTING PERSON*


     IN
________________________________________________________________________________
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

         This Amendment No. 1 amends the Schedule 13D filed on October 4, 2000 by John Michael Paulson, which relates to shares of common stock of DGSE Companies, Inc., a Nevada corporation. The Items listed below are hereby amended and supplemented as follows:


Item 1.  Security and Issuer

Item 1 of the Schedule 13D/A is hereby amended and supplemented as follows:

         The title of the class of equity securities to which this Schedule 13D/A relates is the common stock, $.01 par value per share ("Common Stock") of DGSE Companies, Inc., a Nevada corporation ("Issuer"), whose address is 2817 Forest Lane, Dallas, Texas 75234.

Item 2.  Identity and Background

Item 2 of the Schedule 13D/A is hereby amended and supplemented as follows:

         This  Schedule  13D/A  is  filed  on  behalf  of John  Michael  Paulson
         (hereinafter referred to as the "Reporting Person"). The Reporting Person's principal occupation is real estate development. His business address is 2250 East Tropicana #19-121, Las Vegas, Nevada 89119. The Reporting Person is the trustee of the Allen E. Paulson Living Trust (UDT dated 12/23/86) (hereinafter referred to as the "Trust"). The Reporting Person is a citizen of the United States.

         During the last five years, the Reporting Person has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), nor has he been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or state securities laws or finding any violation with respect to such laws.

Item 3.  Source and Amount of Funds or Other Consideration

Item 3 of the Schedule 13D/A is hereby amended and supplemented as follows:

         Before Allen Paulson's death, he had transferred all of his shares of Common Stock to the Trust. He had continued to report on Schedule 13D those shares as beneficially owned by him, because he was trustee of the Trust and the Trust was revocable by him. Upon his death, all shares of Common Stock subject to the Trust became irrevocably vested in the Trust and beneficial ownership passed to the Reporting Person and Edward White as the successor co-trustees of the Trust. Edward White ceased to be a trustee of the Trust. Subsequently, Nicholas V. Diaco, M.D., successor to Edward White, resigned as co-trustee of the Trust. As such, the Reporting Person is the sole trustee of the Trust.

Item 4.  Purpose of Transaction

Item 4 of the Schedule 13D/A is hereby amended and restated as follows:

         The Reporting Person acquired the securities for investment purposes. The Reporting Person has no present intent or proposals that relate to or would result in: (i) the acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer; (ii) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries; (iii) a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries; (iv) any change in the present Board of Directors or management of the Issuer, including any plans or proposals to change the number or term of Directors or to fill any vacancies on the Board; (v) any material change in the present capitalization or dividend policy of the Issuer; (vi) any other material change in the Issuer's business or corporate structure; (vii) changes in the Issuer's charter, bylaws or instruments corresponding thereto or actions which may impede the acquisition of control of the Issuer by any person; (viii) causing a class of securities of the

         Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (ix) a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Exchange Act; or (x) any action similar to those enumerated above. The Reporting Person reserves the right to determine in the future whether to change the purpose or purposes described above or whether to adopt plans or proposals of the type specified above.

Item 5.  Interest in Securities of the Issuer

Item 5 of the Schedule 13D/A is hereby amended and supplemented as follows:

         (a) Number of shares of Common Stock beneficially owned by the Reporting Person: 200,000 shares

         Percent of class of Common Stock of Issuer beneficially owned by the Reporting Person: 4.1%

         (b) Number of shares which the Reporting Person has sole power to vote or direct the vote: 200,000 shares

         Number of shares which the Reporting Person has shared power to vote or direct the vote: 0 shares

         Number of shares which the Reporting Person has sole power to dispose or to direct the disposition: 200,000 shares

         Number of shares which the Reporting Person has shared power to dispose or to direct the disposition: 0 shares

         (c) There were no other transactions in the Issuer's Common Stock by the Reporting Person in the past 60 days.

         (d) None

         (e) The Reporting Person ceased to be the beneficial owner of more than five percent of the Common Stock of the Issuer on May 1, 2006.

Item 6. Contracts, Arrangements, Undertakings or Relationships with Respect to Securities of the Issuer

Item 6 of the Schedule 13D/A is hereby amended and supplemented as follows:

         None.

Item 7.  Material to be Filed as Exhibits

Item 7 of the Schedule 13D/A is hereby amended and supplemented as follows:

         None.

                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



Date: May 10, 2006
                                                  By:   /s/ John Michael Paulson
                                                     ---------------------------
                                                  Name: John Michael Paulson